File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

04 APR 14 AM 7:21

07 April 2004

04024354

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

PROCESSED
APR 22 2004
THOMSON FINANCIAL

Encl.

dlw 4/20

SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	Severn Trent Plc		Mr B Duckworth

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
	in respect of director named in (2) above		Mr B Duckworth

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
	N/A		Disposal of ordinary shares of $65^{5/19}$p each

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class
	N/A		N/A		4,000		0.0012%

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	Ordinary shares of $65^{5/19}$p each		£7.7018		6 April 2004		6 April 2004

15.	Total holding following this notification	16.	Total percentage holding of issued class following this notification
	13,101		0.0038%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which options exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information	24.	Name of contact and telephone number for queries
			David Chettle 0121 722 4543

25.	Name and signature of authorised company official responsible for making this notification
	Peter P Davies, Group General Counsel and Company Secretary

File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

04 APR 14 AM 7:21

06 April 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released yesterday.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Encl.

SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	Severn Trent Plc		Mr B Duckworth

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
	in respect of director named in (2) above and his spouse		Mr B Duckworth – 4,000 Mrs S Duckworth – 4,000

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
	N/A		Disposal of ordinary shares of $65^{5/19}$p each

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class
	N/A		N/A		8,000		0.0023%

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	Ordinary shares of $65^{5/19}$p each		4,000 @ £7.635 4,000 @ £7.63		1 April 2004		5 April 2004

15.	Total holding following this notification	16.	Total percentage holding of issued class following this notification
	17,101		0.0050%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which options exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information	24.	Name of contact and telephone number for queries
			David Chettle 0121 722 4543

25.	Name and signature of authorised company official responsible for making this notification Peter P Davies, Group General Counsel and Company Secretary